Exhibit 99.4

ICI COMPLETES SALE OF INTERESTS IN HUNTSMAN INTERNATIONAL HOLDINGS

ICI has completed the sale of its interests in Huntsman International Holdings for a gross total of US$440 million. Interest of $25 million has also been received. This is in accordance with the agreement announced last June with CSFB Global Opportunities Partners,LP ( now Matlin Patterson Global Opportunities Partners). $160million was received when the agreement was first announced and the balance, including interest, of $305million has now been paid. The proceeds of the sale will be used to to reduce indebtedness.

The transaction will give rise to a profit after tax of about £55million which will be accounted for as an exceptional item in the second quarter.

ends

May 9 , 2003